SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release 3Q26 Page 1 November 5, 2026 • 3Q26 core EPS¹,² of R$0.31 versus R$0.38 in 3Q25 • R$4.5 bn Capex in 3Q26, +13.8% y/y CEO Message In the third quarter of 2026, Sabesp continued to advance the priorities shaping the Company’s future. Our first priority is universalization, delivered safely, followed by the continued improvement of our customers’ experience. We continued to make progress on universalization, investing R$4.5 billion in the quarter and approximately R$12 billion in the first nine months of 2026. As of September, we had achieved 118%³ of the 2024-2026 U-Factor target for new water units, 103%4 for new sewage units and 89% for units connected to sewage treatment. The benefits of these investments are already visible: in the São Paulo Metropolitan Region, the average annual organic load discharged into the Tietê River has declined by approximately 30% in comparison to 2025. We are pursuing this agenda without compromising safety: our continued focus on strengthening safety standards and field oversight is delivering results, with the Lost-Time Injury Frequency Rate declining by 67% among our employees and contractors year-over-year. Customer experience, also continued to improve as our Commercial Plan advanced. Since March 2026, complaints through Ombudsman and other critical channels have declined by 51%, while average waiting time at customer service agencies has fallen by 70%, reinforcing the progress we are making in building a more customer-centric Company. We remain focused on executing our transformation with discipline: expanding access to essential water and sanitation services safely, improving our customers’ experience and the quality of our operations, and creating sustainable long-term value. Consolidated Results Sabesp’s operating performance in the quarter reflected the expansion of its customer base and progress on its universalization agenda. Adjusted Net Revenue² increased 9.0% year-over-year, driven by tariff adjustments and higher volumes, supported by new units added through universalization. This was partially offset by rainier weather conditions, which affected consumption patterns and resulted in an unfavorable customer category and consumption-band mix. Adjusted EBITDA² increased 13.8% year-over-year, despite the execution of the Commercial Plan, which had a R$179 million impact in the quarter. The initiatives implemented under the plan have contributed to lower complaints and shorter waiting times at customer service agencies. Adjusted Net Income² decreased 13.8% year-over-year, mainly reflecting a weaker net financial result, as 3Q25 benefited from a non-recurring R$1.5 billion gain from court-ordered payments (precatórios), while interest expenses increased on a larger debt balance associated with the financing of our accelerated investment program. CapEx reached R$4.5 billion in 3Q26, up 13.8% year-over-year, bringing investments in the first nine months of the year to approximately R$12 billion, 15% higher year-over-year. The contracted CapEx backlog reached R$44.2 billion, with the sequential increase driven by the contracting of Universalization Waves 2 and 3, while Wave 4, covering the São Paulo Metropolitan Area, remains in bidding. Conference Call Will be held on November 6, 2026, at 10:00 AM (Brasília time). Access link is available at the Company’s Investor Relations website. The presentation has been made available at the same website. An audio recording of the call will be posted at the same website. 1. 2. 3. 4. Considers the stock split in the proportion 1:5 as approved in the EGM of April 28, 2026 Excluding construction margin, financial asset, non-recurring effects and EMAE FY24-26 target: 126% achievement in residential and 93% in informal and rural target FY24-26 target: 118% achievement in residential and 71% in informal and rural targetEarnings Release 3Q26 Page 2 REPORTED INCOME STATEMENT (CONSOLIDATED) R$ mn 3Q26 3Q25 Var. (R$) % / pp YTD26 YTD25 Var. (R$) % / pp Revenue from Operations 6,449 6,108 340 5.6 19,351 18,415 936 5.1 FAUSP (1) (332) 331 (99.7) 39 (736) 776 (105.4) Financial Asset 50 154 (104) (67.6) 863 847 17 2.0 Sales Tax (507) (430) (78) 18.1 (1,513) (1,306) (208) 15.9 Energy Revenue 150 - 150 - 324 - 324 - (=) Net Service Revenue 6,140 5,501 639 11.6 19,064 17,219 1,845 10.7 Construction revenues 4,001 3,924 76 1.9 11,250 9,596 1,654 17.2 (=) Net Revenue 10,141 9,425 716 7.6 30,315 26,816 3,499 13.0 Construction costs (4,007) (3,924) (83) 2.1 (11,243) (9,596) (1,647) 17.2 Operating Costs and expenses (2,433) (2,385) (48) 2.0 (7,440) (6,859) (582) 8.5 Other operating income/(expense), net 266 (54) 320 (589.9) 297 (7) 303 (4,421.2) Minority Interest 15 7 7 95.2 41 32 9 26.9 (=) EBITDA 3,982 3,069 913 29.7 11,968 10,386 1,583 15.2 (%) Margin 39% 33% - 6.7 39% 39% - 0.8 Depreciation and Amortization (736) (535) (200) 37.5 (2,171) (1,662) (509) 30.6 (=) EBIT 3,246 2,534 712 28.1 9,797 8,724 1,073 12.3 Net Financial result (1,222) 707 (1,929) (272.8) (3,264) (4) (3,260) 78,021.1 (=) EBT 2,024 3,241 (1,217) (37.5) 6,533 8,720 (2,187) (25.1) Income tax (636) (1,082) 446 (41.2) (1,932) (2,943) 1,011 (34.4) (=) Net income 1,388 2,159 (771) (35.7) 4,601 5,777 (1,175) (20.3) (%) Margin 14% 23% - (9.2) 15% 22% - (6.4) EPS (R$)* 0.39 0.63 - - 1.31 1.69 - -* Includes EMAEEarnings Release 3Q26 Page 3 ADJUSTED INCOME STATEMENT (CONSOLIDATED) R$ mn3Q26 Adjustments 3Q26 Adjusted 3Q25 Adjusted Var. (R$) % / pp Financial Asset Construction Non Recurring EMAE Revenue from Operations 6,449 - - - - 6,449 6,108 340 5.6 FAUSP (1) - - - - (1) (225) 224 (99.5) Financial Asset 50 50 - - - - - - - Sales Tax (507) (5) - - (13) (489) (415) (74) 17.9 Energy Revenue 150 - - - 150 - - - - (=) Net Service Revenue 6,140 45 - - 137 5,958 5,468 490 9.0 Construction revenues 4,001 - 3,979 - 21 - - - - (=) Net Revenue 10,141 45 3,979 - 158 5,958 5,468 490 9.0 Construction costs (4,007) - (3,979) - (28) - - - - Operating Costs and expenses (2,433) - - (38) (76) (2,319) (2,262) (56) 2.5 Other operating income/(expense), net 266 - - 300 (28) (6) (8) 2 (25.5) Minority Interest 15 - - - - 15 7 7 95.2 (=) EBITDA 3,982 45 - 262 26 3,648 3,206 443 13.8 (%) Margin 39% - - - 16% 61% 59% - 2.6 Depreciation and Amortization (736) - - - (4) (732) (535) (197) 36.8 (=) EBIT 3,246 45 - 262 22 2,916 2,671 246 9.2 Net Financial result (1,222) - - 78 12 (1,312) (754) (558) 74.0 (=) EBT 2,024 45 - 339 35 1,605 1,916 (312) (16.3) Income tax (636) (15) - (115) (8) (497) (632) 135 (21.3) (=) Net income 1,388 30 - 224 27 1,107 1,284 (177) (13.8) (%) Margin 14% - - - 17% 19% 23% - (4.9) EPS (R$)* 0.39 - - - - 0.31 0.38 - -* Balance adjusted by construction revenue/costNon‑recurring effects on 3Q26 EBITDA: R$300 million related to tax credit and R$(38) million related to the Jaguaré incident. Non‑recurring effects on 3Q26 Net Financial Result: R$78 million related to the tax credit.Earnings Release 3Q26 Page 4ADJUSTED NET REVENUE Adjusted net revenue from core services, totaled R$ 5,958 mn in 3Q26, an increase of +9.0% vs 3Q25. The main factors that impacted revenue in the period were: • +7.7% in net price: +10.6% rate phase-in, offset by higher reforms; • +2.1% in volume: New units +2.2%; metering upgrade +0.4% and weather/economy activities (0.4)%; • (0.8)% in mix: customer categories and consumption band mix (0.6)%, linked to weather.CONSUMPTION BY CATEGORY Billed Volume (millions of m³) Average Rate (R$/m³) Category 3Q26 3Q25% 3Q26 3Q25 % Residential 945 932 1.4 4.32 4.04 7.0 Commercial 98 98 0.3 16.14 15.12 6.7 Industrial 18 18 (3.3) 22.06 19.50 13.1 Total Retail 1,061 1,048 1.2 5.71 5.35 6.9 Wholesale 13 13 (1.4) 3.09 2.91 6.1 Others¹ 26 25 1.1 22.33 21.08 5.9 Total 1,099 1,087 1.1 6.07 5.68 6.8Billed Volume (millions of m³) Average Rate (R$/m³) Category YTD26 YTD25 % YTD26 YTD25 % Residential 2,848 2,802 1.6 4.32 4.09 5.8 Commercial 291 296 (1.8) 15.73 14.71 7.0 Industrial 52 55 (6.2) 21.55 18.94 13.8 Total Retail 3,190 3,153 1.2 5.64 5.34 5.6 Wholesale² 39 40 (2.2) 3.07 2.81 8.9 Others¹,² 75 92 (18.1) 21.95 17.06 28.7 Total 3,303 3,284 0.6 5.98 5.64 6.1(1) Others are composed of Public and Company-Owned Buildings. (2) Wholesale and Others in 2025 were adjusted to incorporate the amount related to Olímpia.Number of connections in thousands¹ 3Q26 3Q25 Var. % Water¹ 9,515 9,509 6.3 0.1 Sewage¹ 8,255 8,245 10.0 0.1(1) Active and registered connections, at the end of the period Not audited by external auditorsEarnings Release 3Q26 Page 5 COST AND EXPENSE In 3Q26, Costs and Expenses totaled R$ 2,325 mn, a 2.4% increase compared to R$ 2,270 mn recorded in 3Q25, which was mainly driven by: (i) R$ (112) mn in Power due to inflation and Angra new sector charges; (ii) R$ (82) mn in allowances for doubtful accounts mainly driven by portfolio aging; (iii) R$ 147 mn in Personnel due to health plan migration, collective bargain and workforce mix R$ mn 3Q26 Adjusted 3Q25 Adjusted Var. (R$) % YTD26 Adjusted YTD25 Adjusted Var. (R$) % Personnel (538) (685) 147 (21.4) (1,700) (2,011) 311 (15.5) General supplies (79) (86) 7 (8.1) (256) (195) (61) 31.4 Treatment supplies (118) (120) 2 (1.4) (450) (364) (86) 23.7 Services (731) (712) (19) 2.7 (2,291) (2,018) (273) 13.5 Power (415) (302) (112) 37.2 (1,209) (1,144) (65) 5.7 General expenses (241) (262) 21 (8.0) (688) (540) (148) 27.3 Tax expenses (37) (18) (19) 102.5 (113) (64) (50) 78.2 Allowance for doubtful accounts (159) (77) (82) 106.1 (377) (419) 43 (10.2) Other revenues and expenses (6) (8) 2 (25.5) (13) 23 (35) (156.9) Costs and Expenses (2,325) (2,270) (54) 2.4 (7,096) (6,732) (364) 5.4 Depreciation and Amortization (732) (535) (197) 36.8 (2,160) (1,662) (498) 30.0 Costs, Expenses, Depreciation and Amortization (3,056) (2,805) (251) 9.0 (9,256) (8,394) (862) 10.3PERSONNEL Sabesp ended 3Q26 with 9,057 employees, a 2.7% reduction vs the same period of the previous year and a 3.4% reduction when considering the average number of employees. The upside from headcount reduction was offset by 4.4% wage inflation.Number of employees 3Q26 3Q25 Var. (Qty.) % Employees at the end of each period 9,057 9,306 (249) (2.7) Employees - simple average 8,959 9,279 (320) (3.4)CAPITAL EXPENDITURES In 3Q26, Capex totaled R$ 4,528 mn, an increase of 13.8% compared to the same period of the previous year. Investments in YTD26 reached R$ 11,986 mn, a 14.9% increase y/y. R$ mn 3Q26 3Q25 Var. (R$) % 9M26 9M25 Var. (R$) % Water 1,701 1,155 546 47.2 3,994 2,815 1,179 41.9 Sewage 2,827 2,823 4 0.1 7,992 7,616 376 4.9 Total 4,528 3,978 549 13.8 11,986 10,430 1,556 14.9Earnings Release 3Q26 Page 6 BALANCE SHEET (CONSOLIDATED) (i) Trade receivables decreased by R$ 680 mn: In Dec/25, SABESP had a balance of R$ 814 mn in court-ordered payments (precatórios) which were collected during the first nine months of the year. (ii) Contract asset increased by R$ 10.6 bn: The change was mainly driven by R$ 13 bn of additions from work in progress, partially offset by transfers to intangible assets and asset bifurcation of R$ (2.6) bn. (iii) ST and LT Debt increased by R$ 6.3 bn: driven by R$ 14.6 bn of new debt, partially offset by R$ (7.3) bn of amortizations and prepayments. ASSETS 3Q26 4Q25 Current assets Cash and Equivalents 4,108,028 4,663,226 ST investments 5,074,767 7,707,745 Trade receivables 3,793,956 4,413,449 Related parties 308,169 276,388 Inventories 86,831 22,061 Restricted cash 15,720 9,575 Taxes 1,783,283 1,295,310 Held for sale 48,150 26,864 Other assets 466,743 141,892 Total Current assets 15,685,647 18,556,510 Fixed and LT assets Trade receivables 198,244 258,544 Related parties 816,015 862,782 Legal deposits 233,075 120,021 Deferred income tax and social contribution 42,313 - Taxes to be recovered 258,187 - Investments 258,164 254,358 Non-operating Property 328,064 49,933 Contract asset (Construction in progress) 21,691,436 11,018,516 Financial asset (Indemnity) 23,259,497 21,665,330 Intangible 51,162,227 50,492,473 PP&E 1,203,761 890,791 Other assets 29,138 33,509 Total noncurrent assets 99,480,121 85,646,257 Total Assets 115,165,768 104,202,767 LIABILITIES AND EQUITY 3Q26 4Q25 Current liabilities Trade payables 1,978,363 2,400,046 Services payable 2,865,638 2,772,416 ST Debt 2,876,086 5,092,816 Labor 526,265 699,629 Tax 747,238 615,592 Sales Tax 76,152 89,049 Dividends and IoC 441,222 2,059,850 Legal Accruals 291,480 1,370,013 Public-Private Partnership 481,705 469,687 Derivatives 2,130,720 661,421 Performance Agreements 97,746 120,776 Contract liabilities 36,882 - Others 318,226 201,619 Total Current liabilities 12,867,723 16,552,914 Noncurrent Liabilities LT Debt 43,560,823 35,049,531 Tax 2,784,776 3,129,908 Sales Tax 1,275,707 1,191,916 Legal Accruals 1,870,109 533,399 Pension 2,397,135 2,140,161 Public-Private Partnership 2,837,937 2,856,008 Performance Contracts 1,200 6,151 Contract liabilities 632,047 - Others 218,784 341,655 Total Noncurrent Liabilities 55,578,518 45,248,729 Total Liabilities 68,446,241 61,801,643 Equity Capital stock 21,379,216 21,210,000 Capital reserves 242,016 30,219 Earnings reserves 21,348,996 21,518,212Earnings Release 3Q26 Page 7 Treasury Shares (474,687) (475,385) Other Comprehensive Income 117,634 118,078 Retained Earnings/Accumulated Losses 4,106,352 - Total Equity - Controlling Shareholders 46,719,527 42,401,124 Interest of Non- Controlling Shareholders - - Total Equity 46,719,527 42,401,124 Total Equity and Liabilities 115,165,768 104,202,767STATEMENT OF CASH FLOWS (CONSOLIDATED) R$ ‘000 3Q26 3Q25 Cash flows from operations 4,169,848 3,094,604 Earnings before Tax 2,023,987 3,240,860 Adjustments on net income: Depreciation and amortization 735,502 535,081 Fixed Assets write-off 29,289 62,964 Allowance for doubtful accounts 159,377 (352,449) Accruals and inflation over accruals 39,614 (41,668) Interest owed 1,577,318 168,021 Interest and inflation adjustments, net (281,131) (2,062,980) Derivatives (130,097) 1,042,898 Financial Charges from Customers (52,097) (172,807) Equity pick-up (14,541) (7,451) PPP Interest and inflation 122,252 73,450 SP City Transfers 140,961 170,282 Pension 44,624 68,084 Deferred Sales Tax on financial assets (indemnity) 4,619 14,261 Update of financial asset (indemnity) (49,935) (154,164) Others (179,894) 510,222 4,169,848 3,094,604 Changes in assets Trade receivables 51,955 1,544,836 Related parties 25,782 16,142 Inventory (103,826) (28,562) Tax 204,117 449,509 Escrow (6,077) (71,558) Others (113,835) 27,431Changes in liabilities Trade payables (17,115) 306,551 Services payables (363,665) 177,180 Labor 71,293 (38,407) Income Tax 101,112 (722,515) Sales Tax (1,661) (20,186) Accruals (26,467) (147,685) Pension (71,104) (63,694) Others 68,778 12,698 Cash from operations 3,989,135 4,536,344Interest paid (1,512,691) (963,207) Income tax (349,342) (399,867)Free cashflow from operations 2,127,102 3,173,270Cash-flow from investments Contract, intangible assets and PP&E (5,107,613) (3,783,368) Restricted Cash 12,877 (4,234) Financial investments – Investment (3,919,706) (10,041,790) Financial Investments – Withdrawal 11,779,590 7,422,894 Interest Received 771,923 (79,864) Investment 5,508 13,789 Equity redemption/(injection) in subsidiaries 570 Free cashflow from investments 3,542,579 (6,472,003)Cash flow from financing activity Borrowings Debt issuance 390,340 4,711,941 Amortization (5,370,553) (796,735) PPP (124,828) (85,025) Derivatives (697,402) (123,445) Earnings Release 3Q26 Page 8 Payment for acquisition of treasury shares (2,687) Free cashflow from financing activities (5,805,130) 3,706,736 Increase / (decrease) in cash and cash equivalents in the period (135,449) 408,003 Represented by: Cash and equivalents BoP 4,243,477 4,561,016 Cash and equivalents EoP 4,108,028 4,969,019 Increase / (decrease) in cash and cash equivalents in the period (135,449) 408,003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 5, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.